

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2011

Via Facsimile
Mr. Walden C. Rhines
Chief Executive Officer
Mentor Graphics Corporation
8005 SW Boeckman Rd.
Wilsonville, Oregon 97070

      **Re:    Mentor Graphics Corporation**
             **Form 10-K for the Fiscal Year Ended January 31, 2011**
             **Filed March 17, 2011**
             **File No. 001-34795**

Dear Mr. Rhines:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Patrick Gilmore

                    Patrick Gilmore
                    Accounting Branch Chief